Huitao Technology Co., Ltd.

North West Fourth Ring Road

Yingu Mansion Suite 1708

Haidian District Beijing,

People’s Republic of China 100190

+86 10 82525361

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Ronald Alper

Special Counsel

Office of Real Estate & Construction

March 6, 2020

Re:	Huitao Technology Co., Ltd.
Registration Statement on Form F-3
Originally Filed February 25, 2020, as amended
File No. 333-236616

Dear Mr. Alper:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Huitao Technology Co., Ltd. (the “Registrant”) hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. EST on March 10, 2020, or as soon as thereafter practicable.

Please note that we acknowledge the following:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

By:	/s/ Yang (Sean) Liu
Name: Yang (Sean) Liu
Title: Chief Executive Officer
Huitao Technology Co., Ltd.

cc:      Hunter Taubman Fischer & Li LLC